The Board of Directors
Photomatrix, Inc:

We consent to the incorporation by reference in the registration statements (Nos. 33-18896, 33-72122 and 33-61951) on Form S-8 of Photomatrix, Inc. and subsidiaries of our reports dated May 29, 1998, relating to the consolidated balance sheets of Photomatrix, Inc. and subsidiaries as of March 31, 1998 and 1997, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the years in the three-year period ended March 31, 1998, and the related schedule, which reports appear in the March 31, 1998 annual report on Form 10-KSB of Photomatrix, Inc.

                                                           KPMG Peat Marwick LLP

San Diego, California
June 26, 1998